Dreyfus Premier California Tax Exempt Bond Fund, Inc.

ANNUAL REPORT May 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier California Tax Exempt Bond Fund, Inc., covering the 12-month period from June 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph P. Darcy.

Despite occasional bouts of heightened volatility, the reporting period produced generally good results for longer-term municipal bonds. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds remained remarkably resilient as investors responded to new signs of global economic weakness. These factors supported a market rally in April and May 2005, which more than offset earlier weakness among tax-exempt bonds, including those with intermediate-term maturities.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle; one that typically is characterized by tighter monetary policy and slowing corporate profit growth. At times such as these, we believe it is especially important for investors to stay in touch with their financial advisors, as they can help you decide what adjustments, if any, you should make to your long-term investment strategy.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

How did Dreyfus Premier California Tax Exempt Bond Fund, Inc. perform relative to its benchmark?

For the 12-month period ended May 31, 2005, the fund's Class Z shares achieved a total return of 9.10%. Between their inception on October 21, 2004, and the end of the fund's annual reporting period on May 31, 2005, the fund's Class A, Class B and Class C shares produced total returns of 3.12%, 2.82% and 2.67%, respectively.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 7.96% for the 12-month period.[2]

Although rising interest rates eroded prices of shorter-term bonds during the reporting period, longer-term securities gained value as inflationary pressures remained subdued. The fund's oldest share class, Class Z shares, produced a higher return than that of its benchmark, primarily due to its focus on longer-term securities, which helped it participate more fully in market rallies.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund's average portfolio maturity is not restricted.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, inflationary pressures appeared to be intensifying as the labor market improved and energy prices surged. In late June 2004, just weeks after the reporting period began, these factors led the Federal Reserve Board (the "Fed") to implement its first increase of short-term interest rates in approximately four years. Seven additional rate hikes followed, and the overnight federal funds rate rose from 1% at the start of the reporting period to 3% by the end of the reporting period.

Although the Fed's rate hikes were steady and gradual, investor sentiment shifted frequently, leading to heightened volatility among shorter-term securities. However, longer-term bonds gained value as investors apparently believed that the economy was not strong enough to rekindle inflationary pressures. In fact, signs of renewed economic weakness late in the reporting period sparked a market rally, helping the fund post a solidly positive total return for the reporting period overall.

Tax-exempt securities from California were further buoyed by improving economic conditions. Higher tax revenues and measures addressing the state's fiscal crisis helped relieve immediate budget pressures, and, in March 2005, one of the major bond rating agencies assigned a "positive outlook" to the state's general obligation bonds. Because California issuers had less need to finance budget shortfalls, the volume of new bond issuance declined compared to the same period one year earlier, generally supporting bond prices of California issues during the reporting period.

When it became clear to us that volatility would be more pronounced among shorter-term securities, we reduced the fund's holdings of shorter-term securities, redeploying those assets to the longer end of the maturity spectrum. As a result, the fund was able to participate more fully in periodic market rallies. The fund also enjoyed especially strong returns from zero-coupon bonds.

What is the fund's current strategy?

While one or more modest rate hikes remain likely, evidence of a potential economic slowdown suggests to us that the Fed may be nearing the end of its moves toward higher interest rates. Accordingly, we have maintained the fund's emphasis on longer-term bonds. When purchasing new securities, however, we have focused primarily on high-quality, income-oriented bonds that historically have held more of their value during market declines. In our view, these are prudent strategies as the economic cycle moves to the next phase.

June 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided for the fund's Class A, B and C shares reflect the absorption of certain expenses by The Dreyfus Corporation pursuant to an agreement in effect until at least May 31, 2006. Had these expenses not been absorbed, the returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier California Tax Exempt Bond Fund, Inc. Class Z shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier California Tax Exempt Bond Fund, Inc. on 5/31/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B and Class C shares will be lower than the performance of Class Z shares shown above due to sales and distribution charges. Effective October 21, 2004, Dreyfus California Tax Exempt Bond Fund, Inc. was renamed Dreyfus Premier California Tax Exempt Bond Fund, Inc. (the "fund"), and outstanding shares were reclassified as Class Z shares, which are generally closed to new investors. Subsequently on that date, the fund began offering Class A, Class B and Class C shares. The fund invests primarily in California municipal securities and its performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The Index is not limited to investments principally in California municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/05*

	1 Year	5 Years	10 Years
Class Z shares	**9.10%**	**7.28%**	**5.57%**

Actual Aggregate Total Returns *as of 5/31/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.50%)	**10/21/04**	**–**	**–**	**–**	**(1.55)%**
without sales charge	**10/21/04**	**–**	**–**	**–**	**3.12%**
Class B shares					
with applicable redemption charge †	**10/21/04**	**–**	**–**	**–**	**(1.18)%**
without redemption	**10/21/04**	**–**	**–**	**–**	**2.82%**
Class C shares					
with applicable redemption charge ††	**10/21/04**	**–**	**–**	**–**	**1.67%**
without redemption	**10/21/04**	**–**	**–**	**–**	**2.67%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier California Tax Exempt Bond Fund, Inc. from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.89	$ 7.38	$ 8.65	$ 3.62
Ending value (after expenses)	$1,044.40	$1,042.00	$1,040.70	$1,045.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.84	$ 7.29	$ 8.55	$ 3.58
Ending value (after expenses)	$1,020.14	$1,017.70	$1,016.45	$1,021.39

† *Expenses are equal to the fund's annualized expense ratio of .96% for Class A, 1.45% for Class B, 1.70% for Class C and .71% for Class Z; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2005

Long-Term Municipal Investments—98.5%	Principal Amount ($)	Value ($)
California—90.3%		
ABAG Finance Authority for Nonprofit Corps., Revenue:		
Multi Family Housing		
(Central Park Apartments):		
5.50%, 7/1/2019	1,010,000	1,052,834
5.60%, 7/1/2038	5,815,000	5,991,194
(Sansum-Santa Barbara Medical) 5.50%, 4/1/2021	3,500,000	3,785,985
Alameda Corridor Transportation Authority, Revenue		
Zero Coupon, 10/1/2032 (Insured; MBIA)	8,000,000	2,080,880
Alameda County, COP:		
8.83%, 12/1/2013 (Insured; MBIA)	5,000,000 [a,b]	6,321,600
Financing Project		
6%, 9/1/2021 (Insured; MBIA) (Prerefunded 9/1/2006)	2,650,000 [c]	2,797,684
Anaheim Public Finance Authority, Tax Allocation Revenue		
6.45%, 12/28/2018 (Insured; MBIA)	26,000,000	28,657,720
California:		
Economic Recovery:		
5.25%, 7/1/2013	30,000,000	33,746,400
5%, 7/1/2016	14,500,000	15,677,980
GO:		
9.305%, 12/1/2018 (Insured; FSA)	375,000 [a,b]	382,500
5.25%, 4/1/2027	6,475,000	6,964,639
5.50%, 4/1/2028	1,000,000	1,115,760
5.25%, 2/1/2030	15,700,000	16,851,909
Veterans		
5.05%, 12/1/2036	7,000,000	7,233,800
Various Purpose		
6.125%, 10/1/2011 (Insured; FGIC)	2,875,000	3,341,871
California Department of Veteran Affairs,		
Home Purchase Revenue:		
5.50%, 12/1/2019	11,380,000	12,151,678
5.20%, 12/1/2028	10,000,000	10,007,200
California Department of Water Resources, Revenue:		
Power Supply:		
5.875%, 5/1/2016	10,000,000	11,370,900
5.375%, 5/1/2018 (Insured; AMBAC)	30,585,000	34,230,426
Water		
(Central Valley Project)		
5%, 12/1/2016 (Insured; MBIA)	8,000,000	8,843,520
California Educational Facilities Authority, Revenue:		
(Pitzer College):		
5%, 4/1/2030	2,000,000	2,071,400
5%, 4/1/2035	3,185,000	3,288,735
(Pooled College and University Projects)		
5.625%, 7/1/2023	1,275,000	1,264,940

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Health Facilities Financing Authority, Revenue:		
(Cedars-Sinai Medical Center):		
6.125%, 12/1/2030	30,695,000	33,527,535
6.25%, 12/1/2034	9,460,000	10,320,009
(Sutter Health):		
5.35%, 8/15/2028 (Insured; MBIA)	3,780,000	4,056,280
6.25%, 8/15/2035	6,965,000	7,789,377
California Housing Finance Agency:		
MFHR:		
6.15%, 8/1/2022 (Insured; AMBAC)	1,845,000	1,912,306
6.30%, 8/1/2026 (Insured; AMBAC)	7,130,000	7,333,562
Single Family Mortgage:		
6.25%, 8/1/2014 (Insured; AMBAC)	360,000	363,038
6.30%, 8/1/2024	1,155,000	1,183,656
6.45%, 8/1/2025	1,005,000	1,009,744
California Infrastructure and Economic Development Bank, Revenue (Kaiser Hospital Assistance I-LLC) 5.55%, 8/1/2031	21,900,000	23,509,212
California Pollution Control Financing Authority:		
PCR:		
8.614%, 6/1/2014	5,500,000 a,b	7,427,530
8.614%, 6/1/2014 (Insured; MBIA)	24,165,000 a,b	32,633,866
(Southern California Edison Co.)		
6.40%, 12/1/2024	12,600,000	12,826,800
SWDR:		
(Browning Ferris Industries):		
5.80%, 12/1/2016	2,000,000	1,919,840
6.75%, 9/1/2019	600,000	600,456
(Keller Canyon Landfill Co. Project)		
6.875%, 11/1/2027	1,000,000	1,015,500
California Public Works Board, LR:		
(Department of Corrections, Calipatria State Prison, Imperial County)		
6.50%, 9/1/2017 (Insured; MBIA)	13,000,000	16,186,690
(Various University of California Projects)		
5.50%, 6/1/2014	5,000,000	5,655,800
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue:		
6%, 7/1/2022 (Prerefunded 7/1/2012)	3,500,000 c	4,106,865
6%, 7/1/2026 (Prerefunded 7/1/2012)	2,500,000 c	2,933,475
6%, 7/1/2031 (Prerefunded 7/1/2012)	5,250,000 c	6,160,298

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Statewide Communities Development Authority:		
COP:		
(Catholic Healthcare West) 6.50%, 7/1/2020	4,000,000	4,454,240
(Motion Picture and Television Fund) 5.35%, 1/1/2022 (Insured; AMBAC)	5,700,000	5,766,975
(The Internext Group) 5.375%, 4/1/2030	20,000,000	20,250,800
Revenue:		
(Daughters of Charity Health System) 5.25%, 7/1/2035	13,250,000	13,862,945
(Kaiser Permanente) 5.50%, 11/1/2032	13,500,000	14,361,975
(Sutter Health) 5.50%, 8/15/2028	14,000,000	14,999,180
(The California Endowment):		
5%, 7/1/2028	15,360,000	16,307,866
5%, 7/1/2033	16,710,000	17,694,052
5%, 7/1/2036	14,355,000	15,200,366
Capistrano Unified School District:		
Community Facilities District Special Tax Number 98 (Ladera) 5.75%, 9/1/2029 (Prerefunded 9/1/2009)	5,500,000 [c]	6,128,485
School Facilities Improvement District Number 1 6%, 8/1/2024 (Insured; FGIC)	2,075,000	2,345,974
Castaic Lake Water Agency, COP, Revenue (Water System Improvement Project) Zero Coupon, 8/1/2027 (Insured; AMBAC)	10,000,000	3,486,800
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group):		
6%, 2/1/2030	5,000,000	5,265,150
5.75%, 2/1/2031	18,500,000	19,238,705
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill) 5.45%, 8/1/2028	2,840,000	2,958,087
Contra Costa Water District, Water Revenue 5%, 10/1/2019 (Insured; FSA)	1,000,000	1,094,850
Cucamonga County Water District, COP 5.25%, 9/1/2025 (Insured; FGIC)	5,555,000	5,994,678

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Del Mar Race Track Authority, Revenue		
6.20%, 8/15/2011	2,000,000	2,103,760
Delano, COP (Delano Regional Medical Center)		
5.25%, 1/1/2018	13,500,000	13,593,420
Elsinore Valley Municipal Water District, COP:		
5.375%, 7/1/2018 (Insured; FGIC)	2,000,000	2,301,100
5.375%, 7/1/2019 (Insured; FGIC)	3,855,000	4,459,734
Escondido Improvement Board		
5.70%, 9/2/2026	1,335,000	1,376,599
Fontana, Special Tax		
5.25%, 9/1/2017 (Insured; MBIA)	10,000,000	10,835,500
Fontana Public Financing Authority,		
Tax Allocation Revenue		
(North Fontana Redevelopment Project):		
5%, 10/1/2021 (Insured; AMBAC)	5,000,000	5,421,750
5%, 10/1/2022 (Insured; AMBAC)	5,000,000	5,404,150
5.50%, 9/1/2032 (Insured; AMBAC)	13,800,000	15,186,210
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue		
5.75%, 1/15/2040	500,000	512,815
Fremont Union High School District:		
5%, 9/1/2020 (Insured; FGIC)	5,000,000	5,467,400
5.25%, 9/1/2022 (Insured; FGIC)		
(Prerefunded 9/1/2010)	3,400,000 c	3,748,908
5.25%, 9/1/2023 (Insured; FGIC)		
(Prerefunded 9/1/2010)	4,000,000 c	4,410,480
5.25%, 9/1/2025 (Insured; FGIC)		
(Prerefunded 9/1/2010)	11,295,000 c	12,454,093
Fresno, Sewer Revenue		
5.25%, 9/1/2019 (Insured; AMBAC)	12,400,000	14,223,420
Fullerton Community Facilities District Number 1,		
Special Tax (Amerige Heights):		
6.10%, 9/1/2022	1,000,000	1,055,980
6.20%, 9/1/2032	2,500,000	2,621,325
Golden State Tobacco Securitization Corp.:		
Enhanced Tobacco Settlement Asset-Backed Bonds		
5.50%, 6/1/2043	5,000,000	5,365,800
Tobacco Settlement Asset-Backed Bonds		
6.75%, 6/1/2039	14,770,000	16,136,668
High Desert Memorial Health Care District, Revenue		
5.40%, 10/1/2011	2,500,000	2,547,450

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Kaweah Delta Health Care District, Revenue 6%, 8/1/2034	9,000,000	9,938,880
Long Beach Special Tax Community Facilities District Number 5 (Towne Center) 6.875%, 10/1/2025	500,000	520,450
Los Angeles, GO 5%, 9/1/2016 (Insured; MBIA)	11,670,000	12,809,109
Los Angeles Harbor Department, Revenue 6%, 8/1/2012	8,900,000	9,255,377
Los Angeles Unified School District:		
5%, 7/1/2017 (Insured; MBIA)	12,770,000	13,994,004
5.75%, 7/1/2017 (Insured; MBIA)	10,135,000	12,084,265
5%, 7/1/2018 (Insured; FSA)	11,885,000	13,016,452
Madera County, COP (Valley Children's Hospital) 6.50%, 3/15/2009 (Insured; MBIA)	3,370,000	3,779,893
Metropolitan Water District of Southern California, Waterworks, GO:		
5%, 7/1/2016	10,000,000	10,982,700
5%, 3/1/2017	5,500,000	6,073,375
5%, 3/1/2018	5,510,000	6,060,724
Murrieta Unified School District Zero Coupon, 9/1/2021 (Insured; FGIC)	4,950,000	2,394,216
Natomas Unified School District 5.95%, 9/1/2021 (Insured; MBIA)	2,500,000	3,036,850
Newark Unified School District:		
5%, 8/1/2021 (Insured; MBIA)	3,470,000	3,751,903
5%, 8/1/2022 (Insured; MBIA)	3,690,000	3,978,004
New Haven Unified School District 5.75%, 8/1/2019 (Insured; FSA)	2,000,000	2,279,560
North Orange County Community College District, GO 5%, 8/1/2022 (Insured; MBIA)	15,530,000	16,822,717
Northern California Power Agency, Revenue (Hydroelectric Project Number 1):		
7%, 7/1/2016 (Insured; AMBAC) (Prerefunded 1/1/2016)	670,000 [c]	863,844
6.30%, 7/1/2018 (Insured; MBIA)	26,400,000	32,754,480
7.50%, 7/1/2023 (Insured; AMBAC) (Prerefunded 7/1/2021)	375,000 [c]	521,385

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Oakland Unified School District		
5.25%, 8/1/2024 (Insured; FGIC)	17,275,000	18,877,947
Orange County Community Facilities District		
(Ladera Ranch):		
Special Tax Number 1:		
6.25%, 8/15/2030	1,600,000	1,734,240
6%, 8/15/2032	3,000,000	3,222,390
Special Tax Number 3:		
5.60%, 8/15/2028	3,250,000	3,376,327
5.625%, 8/15/2034	6,000,000	6,243,240
Orange County Public Financing Authority, LR		
(Juvenile Justice Center Facility)		
5.375%, 6/1/2019 (Insured; AMBAC)	6,150,000	6,890,398
Pasadena Unified School District		
5%, 11/1/2014 (Insured; FGIC)	10,000,000	11,184,000
Pomona, COP, General Fund Lease Financing		
5.50%, 6/1/2028 (Insured; AMBAC)	1,000,000	1,126,850
Pomona Redevelopment Agency, Tax Allocation		
(West Holt Avenue)		
5.50%, 5/1/2032	3,000,000	3,218,130
Public Utilities Commission of the City and		
County of San Francisco:		
Clean Water Revenue		
5%, 10/1/2013 (Insured; MBIA)	22,195,000	24,577,855
San Francisco Water Revenue		
5%, 11/1/2032 (Insured; MBIA)	12,500,000	13,129,500
Rancho Cucamonga Redevelopment Agency		
(Tax Allocation Rancho Development)		
5.375%, 9/1/2025 (Insured; MBIA)	7,485,000	8,083,051
Rancho Mirage Joint Powers Financing Authority,		
Revenue (Eisenhower Medical Center)		
5.625%, 7/1/2029	10,430,000	11,168,027
Redwood Empire Financing Authority, COP		
6.40%, 12/1/2023	2,750,000	2,801,452
Riverside County, SFMR		
7.80%, 5/1/2021 (Collateralized; GNMA)	1,250,000	1,768,275
Sacramento City Financing Authority, Revenue:		
7.864%, 12/1/2013 (Insured; AMBAC)	2,335,000 [a,b]	2,901,448
7.864%, 12/1/2014 (Insured; AMBAC)	2,570,000 [a,b]	3,193,456

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Sacramento County:		
Airport System Revenue		
6%, 7/1/2017 (Insured; MBIA)	5,850,000	6,127,875
Laguna Creek Ranch/Elliott Ranch		
Community Facilities District Number 1,		
Improvement Area Number 1, Special Tax		
(Laguna Creek Ranch)		
5.70%, 12/1/2020	2,970,000	3,061,892
Sacramento County Housing Authority,		
MFHR (Cottage Estate Apartments)		
6%, 2/1/2033 (Collateralized; FNMA)	1,000,000	1,062,930
Sacramento County Sanitation Districts Financing		
Authority, Revenue (Sacramento Regional County		
Sanitation District)		
5%, 12/1/2035 (Insured; AMBAC)	10,000,000	10,649,600
Sacramento Municipal Utility District,		
Electric Revenue:		
6.50%, 9/1/2013 (Insured; MBIA)	6,930,000	8,225,078
5.20%, 7/1/2017 (Insured; MBIA)	300,000	318,708
San Bernardino County, COP		
(Capital Facilities Project)		
6.875%, 8/1/2024	5,000,000	6,696,650
San Diego County, COP		
(Burnham Institute)		
6.25%, 9/1/2029	3,800,000	4,009,532
San Diego County Water Authority,		
Water Revenue, COP		
5%, 5/1/2032 (Insured; MBIA)	10,000,000	10,498,000
San Diego Unified School District		
Zero Coupon, 7/1/2017 (Insured; FGIC)	2,325,000	1,400,371
San Francisco City and County Airports Commission,		
International Airport Revenue		
5.90%, 5/1/2026	9,385,000	9,669,741
San Francisco City and County, COP		
(San Bruno Jail Number 3)		
5.25%, 10/1/2021 (Insured; AMBAC)	2,985,000	3,205,950
San Joaquin Hills Transportation Corridor Agency,		
Toll Road Revenue		
Zero Coupon, 1/15/2032 (Insured; MBIA)	48,295,000	13,359,363

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment Project) 5.25%, 8/1/2029	1,000,000	1,041,180
San Juan Unified School District:		
Zero Coupon, 8/1/2023 (Insured; FSA)	10,030,000	4,385,517
Zero Coupon, 8/1/2024 (Insured; FSA)	10,655,000	4,400,835
San Mateo County Community College District, GO:		
Zero Coupon, 9/1/2027 (Insured; MBIA)	15,565,000	5,278,092
Zero Coupon, 9/1/2028 (Insured; MBIA)	16,380,000	5,292,214
South Placer Authority, Wastewater Revenue 5.25%, 11/1/2027 (Insured; FGIC) (Prerefunded 11/1/2010)	1,000,000 c	1,119,940
Southeast Resource Recovery Facility Authority, LR:		
5.25%, 12/1/2016 (Insured; AMBAC)	11,715,000	12,988,421
5.25%, 12/1/2017 (Insured; AMBAC)	6,475,000	7,139,206
5.25%, 12/1/2018 (Insured; AMBAC)	8,085,000	8,932,874
Stockton, Health Facilities Revenue (Dameron Hospital Association) 5.70%, 12/1/2014	1,000,000	1,054,450
Torrance Redevelopment Agency, Tax Allocation Revenue 5.625%, 9/1/2028	500,000	510,415
University of California, Revenues, Multi Purpose 5.25%, 9/1/2027 (Insured; MBIA)	31,475,000	33,382,700
Valley Health System, HR (Improvement Project) 6.50%, 5/15/2025	500,000	501,970
Ventura County Community College District 5.50%, 8/1/2023 (Insured; MBIA)	4,250,000	4,803,138
West Basin Municipal Water District, Revenue, COP:		
5.25%, 8/1/2014 (Insured; MBIA)	5,000,000	5,595,150
5.25%, 8/1/2015 (Insured; MBIA)	5,500,000	6,117,595
5.25%, 8/1/2016 (Insured; MBIA)	3,500,000	3,880,485
5.25%, 8/1/2017 (Insured; MBIA)	2,000,000	2,207,040
West Covina Redevelopment Agency, Community Facilities District Special Tax (Fashion Plaza):		
6%, 9/1/2017	6,000,000	6,989,820
6%, 9/1/2022	11,325,000	13,831,675

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital) 5.75%, 6/1/2031	10,090,000	10,833,028
U.S. Related−8.2%		
Commonwealth of Puerto Rico, Public Improvement 5.50%, 7/1/2016 (Insured; MBIA)	11,830,000	13,886,645
Commonwealth of Puerto Rico Highway and Transportation Authority, Transportation Revenue 7.919%, 7/1/2038 (Insured; MBIA)	1,000,000 a,b	1,101,880
Commonwealth of Puerto Rico Infrastructure Financing Authority, Special Tax Revenue:		
7.745%, 7/1/2015 (Insured; AMBAC)	1,000,000 a,b	1,109,250
5.50%, 10/1/2032	10,000,000	11,019,700
5.50%, 10/1/2040	30,000,000	32,901,300
Puerto Rico Highway and Transportation Authority: Highway Revenue		
5.50%, 7/1/2013 (Insured; MBIA)	4,750,000	5,403,268
Transportation Revenue		
6%, 7/1/2039 (Prerefunded 7/1/2010)	2,000,000 c	2,280,280
Puerto Rico Housing Finance Authority (Capital Fund Program) 5%, 12/1/2015	11,615,000	12,635,262
Puerto Rico Public Buildings Authority, Government Facilities Revenue 5%, 7/1/2012 (Insured; AMBAC)	21,600,000	23,751,576
Virgin Islands Public Finance Authority, Revenue: 7.30%, 10/1/2018	3,100,000	4,019,832
Subordinated Lien Fund Loans Notes 6%, 10/1/2022	2,000,000	2,054,260
Total Long-Term Municipal Investments (cost $1,227,761,084)		**1,317,490,546**

Short-Term Municipal Investments−.1%	Principal Amount ($)	Value ($)
California, Economic Recovery, VRDN 2.88% (cost $1,800,000)	1,800,000 d	**1,800,000**
Total Investments (cost $1,229,561,084)	**98.6%**	**1,319,290,546**
Cash and Receivables (Net)	**1.4%**	**18,709,357**
Net Assets	**100.0%**	**1,337,999,903**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
COP	Certificate of Participation	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GNMA	Government National Mortgage Association	**SFMR**	Single Family Mortgage Revenue
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	60.4
AA		Aa		AA	13.5
A		A		A	15.2
BBB		Baa		BBB	7.6
BB		Ba		BB	.4
F1		MIG1/P1		SP1/A1	.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	2.8
					100.0

† *Based on total investments.*

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2005, these securities amounted to $55,071,530 or 4.1% of net assets.*

b *Inverse floater security—the interest rate is subject to change periodically.*

c *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

f *At May 31, 2005, 28.9% of the fund's net assets are insured by MBIA.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,229,561,084	1,319,290,546
Interest receivable		21,187,022
Receivable for shares of Common Stock subscribed		61,371
Prepaid expenses		60,361
		1,340,599,300
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		738,561
Cash overdraft due to Custodian		771,774
Payable for shares of Common Stock redeemed		886,558
Accrued expenses		202,504
		2,599,397
Net Assets ($)		**1,337,999,903**
Composition of Net Assets ($):		
Paid-in capital		1,262,124,409
Accumulated net realized gain (loss) on investments		(13,853,968)
Accumulated net unrealized appreciation (depreciation) on investments		89,729,462
Net Assets ($)		**1,337,999,903**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	87,976,031	9,534,112	2,866,830	1,237,622,930
Shares Outstanding	5,864,247	635,554	191,076	82,512,705
Net Asset Value Per Share ($)	**15.00**	**15.00**	**15.00**	**15.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2005

Investment Income ($):	
Interest Income	**55,915,135**
Expenses:	
Management fee–Note 3(a)	7,177,897
Shareholder servicing costs–Note 3(b)	1,080,505
Professional fees	107,734
Custodian fees	91,423
Directors' fees and expenses–Note 3(c)	73,305
Prospectus and shareholders' reports	70,255
Registration fees	62,008
Distribution fees–Note 3(b)	45,660
Loan commitment fees–Note 2	3,828
Miscellaneous	56,179
Total Expenses	**8,768,794**
Less–reduction in expenses due to undertaking–Note 3(a)	(5,817)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(31,114)
Net Expenses	**8,731,863**
Investment Income–Net	**47,183,272**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,425,934
Net unrealized appreciation (depreciation) on investments	44,387,228
Net Realized and Unrealized Gain (Loss) on Investments	**49,813,162**
Net Increase In Net Assets Resulting from Operations	**96,996,434**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2005[a]	2004
Operations ($):		
Investment income–net	47,183,272	41,679,258
Net realized gain (loss) on investments	5,425,934	8,203,472
Net unrealized appreciation (depreciation) on investments	44,387,228	(63,000,098)
Net Increase (Decrease) in Net Assets Resulting from Operations	**96,996,434**	**(13,117,368)**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,009,238)	–
Class B shares	(201,274)	–
Class C shares	(59,186)	–
Class Z shares	(45,060,543)	(41,050,288)
Net realized gain on investments:		
Class A shares	(526,333)	–
Class B shares	(63,364)	–
Class C shares	(20,828)	–
Class Z shares	(7,226,618)	(10,276,672)
Total Dividends	**(55,167,384)**	**(51,326,960)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	4,073,951	–
Class B shares	411,375	–
Class C shares	947,904	–
Class Z shares	77,690,992	155,077,435
Net assets received in connection with reorganizations–Note 1	352,241,502	–

	Year Ended May 31,	
	2005[a]	2004
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	1,609,900	−
Class B shares	188,321	−
Class C shares	54,596	−
Class Z shares	35,584,032	34,795,373
Cost of shares redeemed:		
Class A shares	(8,457,781)	−
Class B shares	(2,152,575)	−
Class C shares	(1,566,296)	−
Class Z shares	(168,708,354)	(261,572,844)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**291,917,567**	**(71,700,036)**
Total Increase (Decrease) in Net Assets	**333,746,617**	**(136,144,364)**
Net Assets ($):		
Beginning of Period	1,004,253,286	1,140,397,650
End of Period	**1,337,999,903**	**1,004,253,286**
Undistributed investment income−net	−	316,230

	Year Ended May 31,	
	2005[a]	2004
Capital Share Transactions:		
Class A[b]		
Shares sold	272,224	–
Shares issued in connection with reorganization–Note 1	6,053,943	–
Shares issued for dividends reinvested	108,488	–
Shares redeemed	(570,408)	–
Net Increase (Decrease) in Shares Outstanding	**5,864,247**	**–**
Class B[b]		
Shares sold	27,558	–
Shares issued in connection with reorganization–Note 1	740,391	–
Shares issued for dividends reinvested	12,694	–
Shares redeemed	(145,089)	–
Net Increase (Decrease) in Shares Outstanding	**635,554**	**–**
Class C		
Shares sold	63,829	–
Shares issued in connection with reorganization–Note 1	229,827	–
Shares issued for dividends reinvested	3,679	–
Shares redeemed	(106,259)	–
Net Increase (Decrease) in Shares Outstanding	**191,076**	**–**
Class Z		
Shares sold	5,244,078	10,532,214
Shares issued in connection with reorganizations–Note 1	16,492,966	–
Shares issued for dividends reinvested	2,405,394	2,362,002
Shares redeemed	(11,416,084)	(17,723,340)
Net Increase (Decrease) in Shares Outstanding	**12,726,354**	**(4,829,124)**

[a] *The fund commenced offering four classes of shares on October 21, 2004. The existing shares were redesignated Class Z shares and the fund added Class A, Class B and Class C shares.*

[b] *During the period ended May 31, 2005, 25,517 Class B shares representing $377,455 were automatically converted to 25,517 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31, 2005[a]		
	Class A Shares	Class B Shares	Class C Shares
Per Share Data ($):			
Net asset value, beginning of period	14.97	14.97	14.97
Investment Operations:			
Investment income—net[b]	.34	.30	.27
Net realized and unrealized gain (loss) on investments	.12	.12	.12
Total from Investment Operations	.46	.42	.39
Distributions:			
Dividends from investment income—net	(.34)	(.30)	(.27)
Dividends from net realized gain on investments	(.09)	(.09)	(.09)
Total Distributions	(.43)	(.39)	(.36)
Net asset value, end of period	15.00	15.00	15.00
Total Return (%)[c]	3.12	2.82	2.67
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets[d]	.97	1.48	1.71
Ratio of net expenses to average net assets[d]	.96	1.45	1.70
Ratio of net investment income to average net assets[d]	3.77	3.29	3.01
Portfolio Turnover Rate	38.73	38.73	38.73
Net Assets, end of period ($ x 1,000)	87,976	9,534	2,867

[a] From October 21, 2004 (commencement of initial offering) to May 31, 2005.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Annualized.
See notes to financial statements.

	Year Ended May 31,				
Class Z Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	14.39	15.28	14.60	14.56	13.65
Investment Operations:					
Investment income–net	.58[b]	.58[b]	.63[b]	.67[b]	.71
Net realized and unrealized gain (loss) on investments	.71	(.76)	.83	.29	.91
Total from Investment Operations	1.29	(.18)	1.46	.96	1.62
Distributions:					
Dividends from investment income–net	(.59)	(.57)	(.63)	(.67)	(.71)
Dividends from net realized gain on investments	(.09)	(.14)	(.15)	(.25)	–
Total Distributions	(.68)	(.71)	(.78)	(.92)	(.71)
Net asset value, end of period	15.00	14.39	15.28	14.60	14.56
Total Return (%)	9.10	(1.16)	10.30	6.69	11.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.72	.70	.70	.71	.70
Ratio of net expenses to average net assets	.72	.70	.70	.71	.70
Ratio of net investment income to average net assets	3.96	3.93	4.27	4.54	4.87
Portfolio Turnover Rate	38.73	56.87	47.21	51.69	32.21
Net Assets, end of period ($ x 1,000)	1,237,623	1,004,253	1,140,398	1,099,751	1,099,495

[a] As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 4.51% to 4.54%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier California Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with a high level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On January 27, 2004, the fund's Board of Directors approved, effective October 21, 2004, a change of the fund's name from "Dreyfus California Tax Exempt Bond Fund, Inc." to "Dreyfus Premier California Tax Exempt Bond Fund, Inc." coinciding with the fund implementing a multiple class structure. Existing shareholders, on October 21, 2004, were classified as Class Z shareholders and the fund added Class A, Class B and Class C shares.

As of the close of business on February 24, 2005, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus California Municipal Income, Inc. ("California Municipal Income") were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of California Municipal Income received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in California Municipal Income at the time of the exchange. The fund's net asset value on the close of business on February 24, 2005 was $14.89 per share for Class Z shares, and a total of 2,769,887 Class Z shares representing net assets of $41,243,622 (including $2,753,782 accumulated net realized loss on investments and $1,967,026 net unrealized appreciation on investments) were issued to the shareholders of California Municipal Income in the exchange. The exchange was a tax-free event to California Municipal Income shareholders.

As of the close of business on October 26, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of General California Municipal Bond Fund ("General California") were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of General California received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in General California at the time of the exchange. The fund's net asset value on the close of business on October 26, 2004 was $15.00 per share for Class Z shares, and a total of 13,723,079 Class Z shares representing net assets of $205,846,182 (including $9,031,565 accumulated net realized loss on investments and $18,179,239 net unrealized appreciation on investments) were issued to the shareholders of General California in the exchange. The exchange was a tax-free event to General California shareholders.

As of the close of business on October 21, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier California Municipal Bond Fund ("Premier California") were transferred to the fund in exchange for the corresponding class of shares of Common Stock of the fund, in equal value, on the close of business on October 21, 2004. Holders of Class A, Class B, and Class C shares of Premier California received Class A, Class B and Class C shares of the fund, respectively, in each case in an amount equal to the aggregate net asset value of their investment in Premier California at the time of the exchange. The net asset value of the fund's shares on the close of business October 21, 2004, after the reorganization, was $14.97 per share for each of Class A, Class B, and Class C shares, and a total of 6,053,943 Class A shares, 740,391 Class B shares and 229,827 Class C shares, representing net assets of $105,151,698 (including $4,814,089 accumulated net realized loss on investments and $9,508,057 net unrealized appreciation on investments) were issued to Premier California's shareholders in the exchange. The exchange was a tax-free event to Premier California shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized). Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General California Municipal Bond Fund and Dreyfus California Municipal Income, Inc., as a result of the reorganization of such funds. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $267,783, undistributed ordinary income $1,281,191 and unrealized appreciation $89,959,026. In addition, the fund had $1,174,655 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year. As a result of the fund's mergers with Dreyfus Premier California Municipal Bond Fund, General California Municipal Bond Fund and Dreyfus California Municipal Income, Inc., capital losses of $13,960,500 are available to offset future gains. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. These acquired capital losses are expected to expire between fiscal 2008-2011.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2005 and May 31, 2004, were as follows: tax

exempt income $47,330,241 and $41,050,288, ordinary income $2,058,818 and $2,121,105 and long term capital gains $5,778,325 and $8,155,567, respectively.

During the period ended May 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments and expiration of capital losses from the reorganizations, the fund decreased accumulated undistributed investment income-net by $169,261, increased accumulated net realized gain (loss) on investments by $629,725 and decreased paid-in capital by $460,464. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average net assets of Class Z, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2005, there was no expense reimbursement pursuant to the Agreement. The

Manager has contractually agreed to waive receipt of its fee and/or assume the expenses, until at least May 31, 2006, so that the total annual operating expenses, excluding certain expenses as described above, do not exceed .96% for Class A, 1.45% for Class B and 1.71% for Class C. The reduction in expenses, pursuant to the undertaking, amounted to $5,817 during the period ended May 31, 2005.

During the period ended May 31, 2005, the Distributor retained $3,955 and $5,168 from commissions earned on sales of the fund's Class A and Class Z shares and $15,759 and $64 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended May 31, 2005, Class B and Class C shares were charged $30,813 and $14,847, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of their shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2005, Class A, Class B and Class C shares were charged $133,986, $15,407 and $4,949, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2005, Class Z shares were charged $457,284 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2005, the fund was charged $307,050 pursuant to the transfer agency agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $679,059, Rule 12b-1 distribution plan fees $5,819, shareholder services plan fees $51,990 and chief compliance officer fees $1,693.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended May 31, 2005, redemption fees charged and retained by the fund amounted to $1,564. The redemption fee plan ended on October 21, 2004 when the fund went to a multi-class structure.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and investments received in the reorganizations, during the period ended May 31, 2005, amounted to $450,225,044 and $460,950,852, respectively.

At May 31, 2005, the cost of investments for federal income tax purposes was $1,229,331,520; accordingly, accumulated net unrealized appreciation on investments was $89,959,026, consisting of $90,418,942 gross unrealized appreciation and $459,916 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier California Tax Exempt Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier California Tax Exempt Bond Fund, Inc., including the statement of investments, as of May 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier California Tax Exempt Bond Fund, Inc. at May 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 8, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2005:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are California residents, California personal income taxes), and

—the fund hereby designates $.0654 per share as a long-term capital gain distribution of the $.0887 per share paid on December 9, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on April 18, 2005, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Directors")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality and Extent of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, quality and extent of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within Dreyfus. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the Fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size. The Manager's representatives noted that in 2004 two other funds managed by the Manager were merged into the fund, significantly increasing the total assets and number of accounts in the fund from the prior year.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio</u>. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper averages. The Board reviewed the fund's performance, management fee, and total expense ratio within this comparison group and against the fund's Lipper category average, and discussed the results of the comparisons. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members noted that the fund's income performance was lower than the fund's comparison group averages and Lipper category averages for the reported time periods. The fund's primary portfolio manager reviewed with the Board the investment strategy for the fund and the factors that affected the fund's income performance results over the past year. The Board members also noted that the fund's total return performance was lower than the fund's comparison group and Lipper category averages for the one-year period, but that the fund outperformed these averages for each reported longer-term period. The Board members also discussed the fund's management fee and expense ratio, noting the range of management fees in the comparison group and that the fund's expense ratio was lower than the comparison group average and Lipper category average.

There were no other mutual funds, or institutional or wrap fee separate accounts, that were managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale</u>. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether

fee levels reflect these economies of scale for the benefit of fund investors. The Board members noted that the fund's reported profitability percentage was lower than in the prior year. The profitability percentage reported did not reflect the two mergers in 2004 that increased the fund's asset and account size, and that future profitability schedules would reflect these factors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels rendered.

At the conclusion of these discussions, each of the Independent Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality and extent of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance, noting in particular the primary portfolio manager's past track record in managing the fund and presentation regarding portfolio management strategy over the past year.

- The Board concluded that the fund's fee paid to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board recognized that economies of scale may be realized as the fund's assets increase and determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

Samuel Chase (73)
Board Member (1985)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

Gordon J. Davis (63)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies, Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 26

Joni Evans (63)
Board Member (1983)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

————————

Arnold S. Hiatt (78)
Board Member (1983)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Director
• The A.M. Fund, Trustee

No. of Portfolios for which Board Member Serves: 15

————————

Burton N. Wallack (54)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
California Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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